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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

SEC FILE NUMBER
JAN 31 2018   2 8758

FACING PAGE

Washington DC
406

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/17__ AND ENDING __12/31/17__

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~GonAm~~ Securities, Inc.
Con Am

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

3990 Ruffin Road - Suite 100

(No. and Street)

San Diego	CA	92123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert J. Svatos _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ConAm Securities, Inc. _____ , as of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ N/A _____

_____

_____ Signature

President
_____
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

SEE ATTACHED

State of _____
County of _____

Subscribed and sworn to (or affirmed) before me on this ____ day of _____, _____ by
_____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public _____

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of *SAN DIEGO*

STEPHANIE BENEDICT SMITH
Commission # 2139184
Notary Public - California
San Diego County
My Comm. Expires Jan 3, 2020

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this _25th_ day of _JANUARY_, 20_18_,
   Date   Month   Year

by

(1) _Robert J. SVATOS_

(and (2)_____),
          Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _Stephanie B Smith_
          Signature of Notary Public

Description of Attached Document
Title or Type of Document: *SEC Annual Audited Report* Document Date: _1/25/18_
Number of Pages: _2_ Signer(s) Other Than Named Above: _NONE_



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of ConAm Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ConAm Securities, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules 1, 2 and 3 ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules 1, 2 and 3 are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2014.
Northridge, California
January 22, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash in bank	$	29,661
Prepaid expenses		5,167
CRD deposit		2,918
Deferred tax assets		3,200
Total assets	$	40,946

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	10,749
Total liabilities		10,749

Stockholder's equity:

Common stock, no par value per share; authorized			
1,000 shares; issued and outstanding 75 shares	$	7,500	
Additional paid-in capital		7,500	
Retained earnings		15,197	
Total stockholder's equity			30,197
Total liabilities and stockholder's equity	$		40,946

The accompanying notes are an integral part of these financial statements

1

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2017

Revenues :		
Administration fees		$ 133,500
Interest income		5
Total revenues		133,505
Operating expenses:		
Professional fees	$ 39,085	
Salaries, commissions and employee benefit	65,000	
Other general and administrative	15,866	
Licenses and fees	10,070	
Insurance	441	
Total expenses		130,462
Income before taxes		3,043
Income taxes		1,578
Net income		$ 1,465

The accompanying notes are an integral part of these financial statements

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 7,500	7,500	13,732	28,732
Net income for the year ended December 31, 2017	-	-	1,465	1,465
Balance at end of year	$ 7,500	7,500	15,197	30,197

The accompanying notes are an integral part of these financial statements

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net Income		$ 1,465
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid expenses	$ (132)	
Increase in CRD deposit	(2,303)	
Increase in accounts payable	1,050	
Total adjustments		(1,385)
Net cash flows provided by operating activities		80
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		80
Cash at beginning of year		29,581
Cash at end of year		$ 29,661

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 1,350
Interest expense	$ -

The accompanying notes are an integral part of these financial statements

4

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ConAm Securities, Inc. (the " Company") is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in San Diego, California. The Company is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3, as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The Company's operations are primarily funded by administration fees received from its parent company, Continental American Properties, Ltd. (the "Parent Company"). The Company is unique in that it only conducts a securities business in marketing offerings consisting of Direct Participation Programs for its parent.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Company (SIPC).

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company recognizes administration fees as revenue as the related services are rendered.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely. Effective December 31, 2013, all broker-dealers must file a copy of its Independent Auditor's Report with SIPC.

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2017

(2)   PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ -	$ 1,578	$ 1,578
Deferred	-	-	-
Total	$ -	$ 1,578	$ 1,578

As required by the Income Taxes Topic of Financial Accounting Standards Board *Accounting Standards Codification*, deferred taxes are accounted for using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carryforwards. Those differences result primarily from the benefit of loss carryforwards, the cash basis for reporting income, expenses, and state taxes for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company has available at December 31, 2017, approximately $12,000 and $17,000 of loss carry forwards for Federal and California purposes, respectively, expiring through 2035.

Deferred tax assets at December 31, 2017 are:

Deferred tax asset	$ 3,200
Less valuation allowance	-
Net deferred tax asset	$ 3,200

The valuation allowance did not increase during the year ended December 31, 2017.

(3)   RELATED PARTY TRANSACTIONS

During 2017, the Company earned $133,500 in administration fees from its parent and recorded $80,586 of expenses reimbursed to the parent by the Company.

(4)   SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found that were material enough to require recognition in the financial statements.

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2017

(5)   NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2017, the net capital was $18,912 which exceeded the required minimum capital by $13,912. The aggregate indebtedness to net capital ratio was .57 to 1.

(6)   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the codification are to be applied by non-governmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact to the financial statements taken as a whole.

(7)   GUARANTEES

FASB ASC 460, "GUARANTEES" requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness to others. The Company has issued no guarantees at December 31, 2017 or during the year then ended.

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2017

Total equity from statement of financial condition			$ 30,197
Less non-allowable assets:			
Prepaid expenses	$	5,167	
CRD deposit		2,918	
Deferred tax assets		3,200	11,285
Net capital			$ 18,912

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3 % of aggregate indebtedness)	$ 716
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 13,912

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 10,749
Ratio of aggregate indebtedness to net capital	.57 to 1
Percentage of debt to debt-equity total computed in in accordance with Rule 15c3-1 (d)	N/A

There was no difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

See Independent Auditor's Report

8

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
SCHEDULE 2
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
SCHEDULE 3
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

ConAm Securities, Inc.

Report on Exemption Provisions

Report Pursuant to Provisions of 17 C.F.R Rule 15c3-3(k)

For the Year Ended December 31, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) ConAm Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which ConAm Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) ConAm Securities, Inc. stated that ConAm Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. ConAm Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ConAm Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 22, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES   CHICAGO   NEW YORK   OAKLAND   SEATTLE

WE FOCUS & CARE™



www.conam.com

3990 Ruffin Road, Suite 100
San Diego, CA 92123
Telephone: (858) 614-7200
Facsimile: (858) 614-0130

Assertions Regarding Exemption Provisions

We, as members of management of ConAm Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2017.

Sincerely,
ConAm Securities, Inc.

_____
Robert J. Svatos, President

January 22, 2018

_____
(Date)